Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated August 16, 2006

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on August 16, 2006, entitled "NOTIFIABLE TRADING".

NOTIFIABLE TRADING

On behalf of Statoil (OSE:STL, NYSE:STO), DnB NOR has on 15 August 2006 purchased 118,000 shares for use in the group’s share saving plan. The shares have been acquired at a price of NOK 175.95 per share. Before distribution to the employees, the share saving plan has 1,150,479 shares.

When Statoil was listed in 2001, 25 million shares were established for use in a bonus programme aimed at small shareholders. The number of unused shares remaining as of 16 August 2006 is 23,441,885. These shares are recorded in the share register as Statoil's own shares. The annual general meeting in Statoil decided on 10 May 2006 to annul these shares through a capital reduction. The capital reduction can come into force after expiration date for objections from the creditors, cf the Norwegain Public Limited Companies Act § 12-6.

STATOIL ASA (Registrant)
Dated: August 16, 2006	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer